MOVATIC

mobility management software



ANSGAR STROTHER

ansgar@movatic.co

movatic.co

Scooters & Bikes

THE NEW WAY TO GET AROUND






All manageable on Movatic

PROBLEM

Managing lots of bikes and scooter is hard



PAPER WORK

Paper work for waivers is archaic



MAINTENANCE

Manual and expensive



EXPERIENCE

Manual check out is cumbersome



A VALIDATED SOLUTION

B2B2C SaaS solution for anyone to launch a system



30,000 USERS

App based solution for frictionless rentals



125+ OPERATORS

Have used Movatic to launch a system



12 OEMS

Use Movatic to make shareable products

THE PRODUCT

A seamless app based rental experience


Linea Cero
Your account was approved
A2 Rides Unlimited
$10.00 / month
Renews on: 11/20/2018
Your account was approved
Zoom Bikeshare
Your account was approved
Search
Join public & private systems


Locate & Rent from the App!
1:57
100%
Ann Arbor
Riverside Park
KERRYTOWN
OLD FOURTH WARD
Ann Arbor
Downtown
A2 Rides
Open
2
Available
Free Amenity!


159
Scan QR codes to unlock


Searching for Bike...
Hold your phone close to the bike you are renting.
Unlock with your phone

THE PRODUCT

Scalable automated management





GR Mobility ›
Ansgar Strother
Dashboard
Users
Rentals
Reservations
Lockers
Locations
Reported Problems
Billing
Settings
Documentation
953
Total Rentals
15
Total Users
99
Lockers Available
0
Active Rentals
Leaflet | Map data © OpenStreetMap contributors
Monthly
December
2018
Rentals Per Day
MacBook Air

AUTOMATED

Automated registration, billing, & maintenance



FLEXIBLE BILLING

Pricing options for any market, with membership, coupons support



CUSTOMIZABLE

Public / private, 20+ hardware options, hundreds of possible configurations

ON BIKESHARE

Out of the box bikeshare


EXCLUSIVE VENDOR
Exclusive software vendor for it's bikeshare hardware


FLEXIBLE BILLING
Enables On bikeshare to service a larger market


SCALABLE
Over 1,500 bike launched.

ZOOM BIKESHARE

Automated tourist bikeshare


FRICTIONLESS
User's can rent and unlock from their smartphone


AUTOMATED
Digital waivers & payment


SCALABLE
100 bikes system with significant growth opportunities

SANTIAGO, CHILE - METRO

Smart Bike Rack @ Subway Stops



FRICTIONLESS
Movatic app & white label app for automated rental and locking



AUTOMATED MANAGEMENT
No keys or abandoned bikes



SCALABLE
10k spot potential

THE CO-FOUNDERS



ANSGAR STROTHER, CO-FOUNDER & CEO

Founder & CEO of A2B
Bikeshare: VC pre-seed
round, licensed to Motivate
& Zagster



ADAM JAKIELA, CO-FOUNDER & CTO

Graduate of Hacker Fellows,
CTO of A2B Bikeshare

MILESTONES



Q3 2018
Santiago, Chile
Bike Parking
Pilot, 10k spot
potential



Q3 2019
6,000 units
(bikes / spots /
scooters) 200+
operators



Q1 2017
Platform Launch



Q2 2018
Desai
Accelerator



Q1 2019
Open API & SDK
out of Beta, 25
hardware
solutions

OF UNITS LAUNCHED


2.5K
2K
1.5K
1K
500
0
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

MOVATIC

mobility management software

ANSGAR STROTHER

ansgar@movatic.co

movatic.co

